Exhibit 99.3

19 May 2003

Cable and Wireless plc – Notification of Directors’ Interests in Shares

Cable and Wireless plc advises that on 16 May 2003, the following Directors of the Company ceased to hold any interest in contingent awards of shares under the Performance Share Plan awarded on 26 May 2000 as a result of the performance measure failing to be achieved:-

Director	Contingent award of shares deemed to lapse

Adrian Chamberlain	7,474

Robert Lerwill	27,144